SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
__X__    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the fiscal year ended December 30, 2001

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
_____    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


                          Commission file number 1-3950





                        FORD MOTOR COMPANY TAX-EFFICIENT
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

      Statement of Net Assets Available for Plan Benefits, as of December 30, 2001 and December 30, 2000.

      Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 2001.

      Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 2001.



                                     Exhibit
                                     -------

Designation               Description                       Method of Filing
-----------               -----------                       ----------------

 Exhibit 23     Consent of PricewaterhouseCoopers LLP    Filed with this Report.




                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                            TAX-EFFICIENT SAVINGS PLAN FOR
                                             HOURLY EMPLOYEES


                                            By:/s/Charles E. Corbett
                                              ---------------------------------
                                               Charles E. Corbett, Chair
                                               Tax-Efficient Savings Plan for
                                               Hourly Employees Committee


June 18, 2002

                                  EXHIBIT INDEX
                                  -------------


                                                                Sequential
                                                                Page Number
Designation              Description                            at Which Found
-----------              -----------                            --------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP

                Ford Motor Company
                Tax-Efficient Savings Plan
                for Hourly Employees
                Report on Audits of Financial Statements and
                Supplemental Schedules
                December 30, 2001 and 2000


Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Contents
-------------------------------------------------------------------------------------------------------------------
                                                                                                            Page(s)

Report of Independent Accountants.................................................................................1


Financial Statements
Statement of Net Assets Available for Benefits
 as of December 30, 2001 and 2000.................................................................................2

Statement of Changes in Net Assets Available for
 Benefits for the Year Ended December 30, 2001....................................................................3

Notes to Financial Statements...................................................................................4-9


Supplemental Schedules*
Schedule I - Schedule of Assets Held at End of Year
 as of December 30, 2001......................................................................................10-11

* All other schedules required by 29 CFR 2520.103-10 are not included because they are not applicable.


                        Report of Independent Accountants


To the Board of Directors of
Ford Motor Company


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year as of December 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

June 10, 2002


Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Net Assets Available for Benefits
As of December 30, 2001 and 2000
---------------------------------------------------------------------------------------------------------------
                                                                                  2000
                                                           ----------------------------------------------------
                                             2001              Allocated      Unallocated         Total
Assets
Investments, at fair value             $   3,540,430,917   $  4,095,070,155   $  42,682,473   $  4,137,752,628
Participant loans                            232,788,943        219,484,117               -        219,484,117
                                       ------------------  -----------------  --------------  -----------------
   Total assets                            3,773,219,860      4,314,554,272      42,682,473      4,357,236,745
Liabilities
Employee stock ownership plan,
 loan payable                                          -                  -      46,589,680         46,589,680
Employee stock ownership plan,
 interest payable                                      -                  -         272,182            272,182
                                       ------------------  -----------------  --------------  -----------------
   Total liabilities                                   -                  -      46,861,862         46,861,862
                                       ------------------  -----------------  --------------  -----------------

   Net assets available for benefits   $   3,773,219,860   $  4,314,554,272   $  (4,179,389)  $  4,310,374,883
                                       ------------------  -----------------  --------------  -----------------


The accompanying notes are an integral part of the financial statements.


Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 30, 2001
-------------------------------------------------------------------------------------------------------------
                                                            Allocated        Unallocated          Total

Additions
Addition to net assets attributed to
   Allocation of 1,821,080 shares of Ford common         $     41,329,763                    $     41,329,763
    stock, at fair value
   Interest and dividends                                     104,247,030   $   48,597,485        152,844,515
                                                         -----------------  ---------------  -----------------
                                                              145,576,793       48,597,485        194,174,278
   Contributions
     Employee contributions                                   363,457,203                -        363,457,203
   Other additions
     Loan repayment (principal)                                   (14,872)               -            (14,872)
     Loan repayment (interest)                                 16,267,540                -         16,267,540
                                                         -----------------  ---------------  -----------------
                                                               16,252,668                -         16,252,668
                                                         -----------------  ---------------  -----------------
       Total additions                                        525,286,664       48,597,485        573,884,149

Deductions
Deductions from net assets attributed to
   Allocation of 1,821,080 shares of Ford common
    stock, at fair value                                                       (41,329,763)       (41,329,763)
   Net depreciation in fair value of investments             (856,395,164)      (1,264,605)      (857,659,769)
   Withdrawal of participants' accounts                      (198,213,766)                       (198,213,766)
   Participant loans                                               15,200                              15,200
   Administrative expenses                                           (898)                               (898)
   Interest expense                                                             (1,823,728)        (1,823,728)
   Transfers out to other plans                               (12,026,448)                        (12,026,448)
                                                         -----------------  --------------- ------------------
     Total deductions                                      (1,066,621,076)     (44,418,096)    (1,111,039,172)
                                                         -----------------  --------------- ------------------
     Net (decrease) increase                                 (541,334,412)       4,179,389       (537,155,023)
                                                         -----------------  --------------- ------------------
Net assets available for benefits
   Beginning of year                                        4,314,554,272       (4,179,389)     4,310,374,883
                                                         -----------------  --------------- ------------------

   End of year                                           $  3,773,219,860   $            -  $   3,773,219,860
                                                         -----------------  --------------- ------------------


The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  1.   Description of the Plan

       The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective January 1, 1985. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan agreement.

       Type and purpose of the plan
       The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       Eligibility and vesting
       Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees vest 100% immediately in the Plan.

       Contributions
       Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 25% of their eligible wages on either or both a pre-tax or after-tax basis. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan to be contributed to the Plan. Such pre-tax contributions are excluded from participants' taxable income.

       Participant accounts
       Each participant's account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The Company pays administrative expenses and fees of the Ford Stock Fund and the management fees of Common Stock Index Fund and Bond Index Fund. All other fees and expenses are deducted from participant account funds. The fees charged to individual participant account fund assets totaled approximately $56,000 and $78,000 for the years ended December 30, 2001 and 2000, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Distributions
       Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2, except in the case of personal financial hardship. At any time or from time to time prior to termination of employment, a member may withdraw all or part of the cash value of assets in his or her After-Tax Savings Account that are attributable to his or her After-Tax Savings Contributions and earnings thereon.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  1.   Description of the Plan (continued)

       Investment options and participation
       Participant contributions are invested in accordance with the participant's election in one or more of several investment options. A variety of investment options are available to the participants such as guaranteed investment contract, mutual funds, common and commingled stock.

       Transfers of assets
       The Plan permits the transfer of assets among investment options.

       Participant loans
       The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

       A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans may be for a minimum of one year, but not exceeding ten years.

       Investment contracts with insurance companies
       During 2001 and 2000, the Plan held seven benefit-responsive investment contracts with various insurance companies. The contracts are included in the financial statements at their contract values as reported to the Plan by the companies. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

       There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2001 and 2000. The average yield and crediting interest rates were approximately 6.31% for 2001 and 6.16% for 2000. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

       Related-party transactions
       Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $899 for the year ended December 30, 2001.

       Employee stock ownership plan
       The Company, by action of the Board of Directors, established an Employee Stock Ownership Plan ("ESOP") within the Plan effective January 1, 1989. The Plan operates in part as a leveraged ESOP, and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended ("Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  1.   Description of the Plan (continued)

       Employee stock ownership plan (continued)
       The Plan purchased Company common shares using the proceeds of loans from the Company (see Note 4), and holds the stock in a trust established under the Plan. The borrowings were repaid quarterly over the period ended December 3, 2001. As the Plan made each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares vested fully upon allocation.

       The borrowings were collateralized by the unallocated shares of stock and were guaranteed by the Company. The Company has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

       a) the accounts of employees with vested rights to allocated stock ("Allocated") and
       b)   stock not yet allocated to employees ("Unallocated").

  2.   Summary of Significant Accounting Policies

       Basis of accounting
       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investments
       The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of quoted year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest at the contract, less funds to pay benefits and administrative expenses charged by the insurance companies. Participant loans are valued at cost, which approximates fair value.

       Contributions
       Contributions to the Plan from employees are recorded in the period that payroll deductions are made from plan participants.

       Payment of benefits
       Benefits are recorded when paid.

       Use of estimates in the preparation of financial statements
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  2.   Summary of Significant Accounting Policies (continued)

       Risks and uncertainties
       The Plan's invested assets ultimately consist of common stock, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

       Other
       Purchases and sales of investments are reflected on a trade-date basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  3.   Investments

       The following present investments that represent 5% or more of the Plan's net assets:

                                                      December 30,                        December 30,
                                                         2001                                2000
                                       Shares        Market value         Shares         Market value
       Interest Income Fund           743,121,664      743,121,664     638,071,797        638,071,797
       Ford Stock Fund                256,877,796    1,591,810,482     277,802,876      2,162,911,043
       Common Stock Index Fund          4,735,038      271,676,231       4,622,703        319,709,785
       Participant loans              232,788,943      232,788,943     219,484,117        219,484,117

       During 2001, the Plan's investments depreciated in value by $857,659,769 as follows:

       Mutual funds                                              $  124,635,913
       Ford common stock                                            691,744,653
       Common and commingled trust fund                              41,279,203
                                                                 ---------------
                                                                 $  857,659,769
                                                                 ---------------

  4.   Plan Amendment

       Effective April 1, 2002, the Plan was amended to increase the amount an employee is able to contribute from 25% to 40% of base pay, subject to Internal Revenue Service limits.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  5.   Loan Payable

       The Plan obtained loans from the Company to purchase shares of Company common stock for quarterly allocation. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over the period ended December 3, 2001. The following summarizes the loans outstanding during the year:

                          Original                        Total           Number of       Date of
                          principle       Interest       quarterly        quarterly       first
       Date of loan        balance          rate         payments          payments       payment
       06/28/00           28,800,000        6.54%           715,276           7          08/10/00
       08/31/00           62,510,000        7.04%        11,456,096           6          09/01/00

       All loans were either paid off or matured prior to December 30, 2001.

       The Company shares are held in an unallocated account within the Plan until quarterly loan payments are made. The trustee purchases additional shares to the extent that shares released from the unallocated account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. Cash dividends earned on Company common stock are held in the Plan and are generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the unallocated account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

  6.   Tax Status

       The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated January 26, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, and the Plan sponsor has applied for an updated IRS letter. The Plan sponsor and tax counsel believe that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  7.   Administration of Plan Assets

       The Plan's assets, which consist principally of the Company common shares, are held by the Trustee of the Plan, Fidelity Investments.

       Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Comerica Bank administers the payment of interest and principal for the loan payable.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
-------------------------------------------------------------------------------

  8.   Plan Termination

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.


Ford Motor Company Tax-Efficient                                              Supplemental Schedule I
Savings Plan for Hourly Employees                                                         Page 1 of 2
Schedule of Assets Held at End of Year
As of December 30, 2001
------------------------------------------------------------------------------------------------------
(a)            (b)                                  (c)                             (d)             (e)
                                         Description of investment
      Identity of issuer,                including maturity date,
      lessor, borrower or              rate of interest, collateral,
      similar party                        par or maturity value                  Cost**       Current value

      Interest Income Fund
*     Fidelity Investments    Interest Income Fund, 743,121,664 units
                              CDC Financial Products, 6.13%, due 5/15/03                      $      3,022,578
                              Combined Insurance Company, 6.97%, due 4/26/02                         2,045,015
                              Combined Insurance Company, 6.22%, due 6/9/03                          3,718,664
                              GE Life and Annuity ASR, 6.26%, due 3/17/03                            2,239,400
                              GE Life and Annuity ASR, 6.24%, due 11/15/02                           2,983,845
                              Safeco Life Insurance Company, 6.199%, due 2/15/02                     2,978,796
                              United of Omaha, 6.15%, due 6/12/02                                    1,551,306
                              Other                                                                724,582,060
                                                                                              -----------------
                                Total Interest Income Fund                                         743,121,664
      Investment Funds
*     Fidelity Investments    T. Rowe Price Spectrum Growth Fund,
                               226,363 units                                                         3,203,039
*     Fidelity Investments    Scudder International Fund, 89,031 units                               3,251,401
*     Fidelity Investments    Vanguard LifeStrategy Conservative
                               Growth Fund, 76,089 units                                             1,071,328
*     Fidelity Investments    Domini Social Equity Fund, 25,411 units                                  703,618
*     Fidelity Investments    T. Rowe Price Spectrum Income Fund,
                               158,338 units                                                         1,673,636
*     Fidelity Investments    Vanguard LifeStrategy Moderate
                               Growth Fund, 166,294 units                                            2,657,371
*     Fidelity Investments    T. Rowe Price New Horizons Funds, 894,602 units                       20,477,436
*     Fidelity Investments    Scudder Global Fund, 59,912 units                                      1,301,892
*     Fidelity Investments    Vanguard LifeStrategy Growth Fund,
                               260,521 units                                                         4,561,717
*     Fidelity Investments    T. Rowe Price International Stock Fund,
                               497,657 units                                                         5,439,394
*     Fidelity Investments    Scudder Global Discovery Fund, 139,487 units                           3,282,118
*     Fidelity Investments    T. Rowe Price International Discovery
                               Fund, 324,456 units                                                   6,167,916
*     Fidelity Investments    Scudder Income Fund, 135,574 units                                     1,686,537
*     Fidelity Investments    T. Rowe Price New Asia Fund, 534,178 units                             3,279,855
*     Fidelity Investments    Scudder Growth and Income Fund, 347,083 units                          7,403,277
*     Fidelity Investments    T. Rowe Price High Yield Fund, 600,366 units                           3,998,439
*     Fidelity Investments    Scudder Greater Europe Growth Fund,
                               510,631 units                                                        11,673,018
*     Fidelity Investments    Vanguard Explorer Fund, 161,589 units                                  9,835,903
*     Fidelity Investments    T. Rowe Price New Era Fund, 118,485 units                              2,648,131
*     Fidelity Investments    Scudder Japan Fund, 412,990 units                                      2,729,861
*     Fidelity Investments    Vanguard International Value Fund, 72,770 units                        1,597,310
*     Fidelity Investments    T. Rowe Price Latin America Fund, 350,260 units                        3,215,378
*     Fidelity Investments    Vanguard Value Index Fund, 381,879 units                               7,278,607
*     Fidelity Investments    Vanguard Growth Index Investment Fund,
                               1,292,469 units                                                      34,625,245
*     Fidelity Investments    Vanguard Investment Index Plus Fund, 776,851 units                    82,400,538
*     Barclays Global
       Investors              Bond Index Fund, 1,440,697 units                                      26,335,933
*     Ford Motor Company      Ford Stock Fund, 277,802,876 units                                 1,591,810,482
*     Comerica Bank, N. A.    Common Stock Index Fund, 4,622,703 units                             271,676,231



Ford Motor Company Tax-Efficient                                              Supplemental Schedule I
Savings Plan for Hourly Employees                                                         Page 2 of 2
Schedule of Assets Held at End of Year
As of December 30, 2001
------------------------------------------------------------------------------------------------------
(a)            (b)                                  (c)                             (d)             (e)
                                         Description of investment
      Identity of issuer,                including maturity date,
      lessor, borrower or              rate of interest, collateral,
      similar party                        par or maturity value                  Cost**       Current value

*     Fidelity Investments    Fidelity Funds, 899,271 units                                    $    26,177,792
*     Fidelity Investments    Fidelity Puritan Fund, 541,144 units                                   9,589,078
*     Fidelity Investments    Fidelity Trend Fund, 37,203 units                                      1,842,671
*     Fidelity Investments    Fidelity Magellan Fund, 1,174,463 units                              123,753,171
*     Fidelity Investments    Fidelity Contrafund, 2,499,746 units                                 107,464,098
*     Fidelity Investments    Fidelity Equity-Income Fund, 445,018 units                            21,872,612
*     Fidelity Investments    Fidelity Growth Company Fund, 1,502,192 units                         81,539,004
*     Fidelity Investments    Fidelity Investment Grade Bond Fund,
                               966,342 units                                                         7,054,295
*     Fidelity Investments    Fidelity Growth and Income Portfolio,
                               2,068,813 units                                                      78,014,950
*     Fidelity Investments    Fidelity Value Fund, 409,966 units                                    21,260,863
*     Fidelity Investments    Fidelity Government Income Fund, 629,568 units                         6,251,614
*     Fidelity Investments    Fidelity Retirement Growth Fund, 1,590,124 units                      25,298,876
*     Fidelity Investments    Fidelity Overseas Fund, 271,506 units                                  7,452,828
*     Fidelity Investments    Fidelity Europe Fund, 215,407 units                                    5,307,630
*     Fidelity Investments    Fidelity Pacific Basin Fund, 158,689 units                             2,194,672
*     Fidelity Investments    Fidelity Real Estate Investment Portfolio Fund,
                               523,204 units                                                         9,700,199
*     Fidelity Investments    Fidelity Balanced Fund, 408,232 units                                  6,103,074
*     Fidelity Investments    Fidelity International Growth and Income Fund,
                               142,358 units                                                         2,664,936
*     Fidelity Investments    Fidelity Capital Appreciation Fund, 389,868 units                      8,097,558
*     Fidelity Investments    Fidelity Canada Fund, 75,254 units                                     1,429,071
*     Fidelity Investments    Fidelity Utilities Fund, 790,179 units                                10,738,533
*     Fidelity Investments    Fidelity Asset Manager, 582,427 units                                  9,062,564
*     Fidelity Investments    Fidelity Worldwide Fund, 284,749 units                                 4,194,358
*     Fidelity Investments    Fidelity Stock Selector, 498,623 units                                10,655,574
*     Fidelity Investments    Fidelity Asset Manager Growth, 704,977 units                          10,179,873
*     Fidelity Investments    Fidelity Asset Manager Income, 243,577 units                           2,759,733
*     Fidelity Investments    Fidelity Dividend Growth Fund, 2,190,469 units                        62,625,523
*     Fidelity Investments    Fidelity New Markets Income Fund, 588,868 units                        6,436,325
*     Fidelity Investments    Fidelity Global Balanced Fund, 41,195 units                              658,300
*     Fidelity Investments    Fidelity Small Capital Selector Fund, 614,057 units                   10,346,866
*     Fidelity Investments    Fidelity International Bond Fund, 43,190 units                           343,789
*     Fidelity Investments    Citizens Glbl. Eq. Ins., 15,355 units                                    253,212
                                                                                            ------------------
                               Total Investment Funds                                           2,797,309,253
      Participant Loans
*     Participant Loans      Participant loans, interest rates varying from
                              4.75 to 9.5%                                                        232,788,943
                                                                                            ------------------

                               Total investments                                            $  3,773,219,860
                                                                                            ------------------


* Denotes party-in-interest
**Not required per Department of Labor Reporting 29 CFR 2520.103-10.


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